

October 28, 2014

Via E-mail
Rehan Saeed
Chief Executive Officer
Legacy Ventures International Inc.
2602 Innisfil Road
Mississauga, Ontario, L5M 4H9, Canada

> **Re:** **Legacy Ventures International Inc.**
> **Registration Statement on Form S-1**
> **Filed September 30, 2014**
> **File No. 333-199040**

Dear Mr. Saeed:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note your disclosure that you are a development stage company that has not conducted any active operations since your inception and that you have nominal assets consisting solely of cash. Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities Act. We believe that if you are a shell company, your selling shareholders received their shares recently and the shares being sold represent 100% of your outstanding shares not held by affiliates, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is

because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus. Please also include the undertaking required by Item 512(a)(6) of Regulation S-K.

Risk Factors, page 6

3.   Please include a risk factor discussing your auditor's opinion that there is substantial doubt about your ability to continue as a going concern.

4.   We note that Mr. Saeed, your sole officer and director, owns 72.97% of your outstanding common stock. Please include a risk factor discussing Mr. Saeed's ability to exercise significant control over you.

5.   We note your disclosure on page 15 that your principal executive office, and Mr. Saeed's personal residence, is located in Canada. Please include a risk factor pertaining to the difficulty U.S. investors would face in effecting service of process against Mr. Saeed and in enforcing judgments by U.S. courts against Mr. Saeed.

Inherent Risks Associated with Real Estate Investments and with the Real Estate Industry, page 6

6.   We note that this risk factor references "the value of our properties," and suggests that you will own real estate investments. Please reconcile this with your disclosure throughout the filing, which indicates that you will provide management and consulting services.

Our Status as an "Emerging Growth Company" Under the JOBS Act of 2012, page 11

7.   We note your disclosure that you have elected to opt out of the extended transition period for complying with revised accounting standards. Alternatively, on page 5 your disclosure indicates that you have elected to use the extended transition period. Please clarify and revise your disclosure within your amended filing.

Description of Business, page 12

8. We note your disclosure on page 13 that you intend to expand the geographic
    footprint of your services with the net proceeds of this offering. Additionally, on page 15
    you disclose plans to increase your market budget using proceeds. The disclosure on
    page 11 indicates that you will not receive any proceeds from this offering. Please clarify
    and revise your disclosure within your amended filing.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page
16

Plan of Operations, page 16

9. Please expand to discuss in greater detail your company's plan of operations for
    the next twelve months. Please provide detailed milestones, the anticipated time frame
    for beginning and completing each milestone, categories of expenditures, and the
    expected sources of such funding.

Liquidity and Capital Resources, page 18

10. Please revise your amended filing to include the appropriate cash balance for the
     period presented.

Directors, Executive Officers, Promoters, and Control Persons, page 19

11. Please clarify whether Mr. Saeed is currently employed by AYA Financial, Inc.
     If so, please revise your filing to disclose the conflicts of interest that Mr. Saeed faces as
     a result of such employment, any policies you have adopted to minimize the impact of
     such conflicts, and the number of hours per week that Mr. Saeed devotes to you.

Selling Security Holders, page 20

12. We note that several of the selling shareholders appear to be relatives. Please
     note that a person is generally regarded as the beneficial owner of securities held in the
     name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb.
     14, 1966). For each selling shareholder, please revise the table to reflect the securities
     held in the name of a spouse or minor child as being beneficially owned by that selling
     shareholder.

Item 16. Exhibits and Financial Statement Schedules, page 26

13. Please file your legal opinion as promptly as possible. If you are not in a position
     to file your legal opinion with the next amendment, please provide a draft copy for us to
     review. The draft opinion should be filed as EDGAR correspondence.

Signatures, page 28

14.   Please identify Mr. Saeed, if true, as your principal accounting officer or controller. Refer to Instructions 1 and 2 to Signatures of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director

cc: Gregg E. Jaclin, Esq.